Exhibit (a)(1)(H)

Form of Reminder E-mail

From: stockadmin@omniture.com
To: [Eligible Employee]
Subject: Omniture Stock Option Exchange Program — Reminder

The Omniture, Inc. stock option exchange program (referred to as the “Offer” or “Exchange Offer”) is still currently open. Please note that the Exchange Offer for your Eligible Options will expire at 10:00 p.m., Mountain Time, on June 15, 2009, unless the offering period is extended by Omniture.

According to our records, you have not yet submitted an Election Form for your Eligible Options. Participation in the stock option exchange program is voluntary; however, if you would like to participate in the program, you must complete an Election Form before the expiration of the Offer. Election forms and other documents relating to the Offer (including instructions) are available on the Exchange Offer Website at https://omniture.equitybenefits.com. If you are not able to submit your Election Form electronically via the Exchange Offer Website as a result of technical failures or if you do not otherwise have access to the Exchange Offer Website for any reason, a properly signed and completed Election Form must be received via facsimile or by e-mail by 10:00 p.m., Mountain Time, on June 15, 2009, by:

Omniture Stock Administration
Omniture, Inc.
Fax: (801) 406-0349
E-mail: stockadmin@omniture.com

The submission of your Election Form must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond in a timely manner to avoid any last minute problems. If you are unable to, or choose not to submit your Election Form electronically, only Election Forms that are complete, signed and actually received by our Stock Administration Team by the deadline will be accepted. Election Forms submitted by any other means, including U.S. mail or other post and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to the Exchange Offer Hotline at (801) 932-7504.

Omniture has filed a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, or SEC. Persons who are eligible to participate in the program should read the Tender Offer Statement on Schedule TO, including (1) the Exchange Offer; (2) the e-mail from Josh James, dated May 18, 2009; (3) the e-mail from Eric McAllister, dated May 18, 2009, (4) the Summary of the Option Exchange Program; (5) the Election Form; (6) the Instructions, which form part of the terms and conditions of the Offer; and (7) the Terms of Election, as they contain important information about the program. You are able to obtain these written materials and other documents free of charge on the Exchange Offer Website at https://omniture.equitybenefits.com or through the SEC’s website at www.sec.gov.